CONFIDENTIAL TREATMENT REQUESTED

BY EIDOS THERAPEUTICS, INC.

June 5, 2018

FOIA Confidential Treatment Request

The entity requesting confidential treatment is:

Eidos Therapeutics, Inc.

101 Montgomery Street, Suite 2550

San Francisco, CA 94104

Attn: Neil Kumar, Ph.D., Chief Executive Officer

Telephone: (415) 887-1471

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED THEREIN WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.Washington, D.C. 20549

Attention: Christine Westbrook

Re:	Eidos Therapeutics, Inc.

Registration Statement on Form S-1

File No. 333-225235

Dear Ms. Westbrook:

Rule 83 Confidential Treatment Request by Eidos Therapeutics, Inc.

This letter is being provided on behalf of Eidos Therapeutics, Inc., a Delaware corporation (the “Company”), with respect to the Company’s Registration Statement on Form S-1 (File No. 333-225235) (as amended, the “Registration Statement”) that was initially filed with the Securities and Exchange Commission (the “Commission”) on May 25, 2018. Reference is also made to Comment No. 8 in the letter from the staff of the Division of Corporation Finance (the “Staff”) of the Commission in its letter dated April 19, 2018 addressed to Neil Kumar, Ph.D., the Chief Executive Officer of the Company, with respect to the initial draft of the Registration Statement confidentially submitted on March 23, 2018.

CONFIDENTIAL TREATMENT REQUESTED

BY EIDOS THERAPEUTICS, INC.

To assist the Staff in its evaluation of stock compensation disclosures and certain other matters in the Registration Statement, the Company advises the Staff that, considering information currently available and current market conditions based in part on input received from its underwriters, the Company currently estimates a price range of $[***] to $[***] per share for the initial public offering (“IPO”) of the Company’s Common Stock, $0.001 par value per share (which is referred to in the Registration Statement as the Company’s “common stock”). This per share price range does not reflect or give effect to a reverse split of the Company’s common stock that is expected to be effected prior to the offering and which the Company expects to reflect in the preliminary prospectus prior to the commencement of the roadshow. For clarity, the Company advises the Staff that, given the volatility of the public trading market and the uncertainty of the timing of the offering, the Company and the underwriters have not yet agreed to a final price range for the offering, and the Company has not yet conclusively determined the size or ratio of the split of the common stock referred to above. Accordingly, the information in this letter provided to the Staff is for illustrative purposes only and may differ in the actual preliminary prospectus for the offering.

We confirm on behalf of the Company that, prior to circulating copies of the preliminary prospectus in connection with the offering, the Company will file a pre-effective amendment to the Registration Statement that will include the actual price range that complies with the Staff’s interpretation regarding the parameters of a bona fide price range.

Eidos Therapeutics, Inc. respectfully requests that the bracketed information contained in this letter be treated as confidential information and that the Commission provide timely notice to Christine Siu, Chief Financial Officer, Eidos Therapeutics, Inc., 101 Montgomery Street, Suite 2550, San Francisco, CA 94104, before it permits any disclosure of the bracketed information in this letter.

To facilitate the Staff’s review, we have included the tables below, which is a complete list of all grants of options to purchase the Company’s common stock and grants of restricted stock awards (“RSAs”) made during the last 17 months, from January 1, 2017 through the date of this letter:

Grant date	Number of shares of common stock underlying options granted	Exercise price per share of common stock	Estimated fair value per share of common stock
March 6, 2017	64,369	$0.18	$0.18
April 13, 2017	50,000	$0.18	$0.18
December 22, 2017	1,113,013	$0.71	$6.90	*
March 13, 2018	30,000	$6.90	$8.66	**
May 7, 2018	178,800	$8.66	*	**

CONFIDENTIAL TREATMENT REQUESTED

BY EIDOS THERAPEUTICS, INC.

Grant date	Number of shares of common stock underlying RSAs granted	Purchase price per share of common stock	Estimated fair value per share of common stock
December 22, 2017	326,544	$0.71	$6.90	*
March 13, 2018	26,658	$6.90	$8.66	**
March 26, 2018	98,217	$0.71	$8.66	**

*	Subsequent to the date of grant, the Company used the December 31, 2017 Valuation Report (as defined below), which was not available at the time of grant, for the purposes of calculating fair value of the applicable grants to determine stock-based compensation expense under FASB Accounting Standards Codification (“ASC”) 718.
**	Subsequent to the date of grant, the Company used the March 31, 2018 Valuation Report (as defined below), which was not available at the time of grant, for the purposes of calculating fair value of the applicable grants to determine stock-based compensation expense under ASC 718.
***	The fair value of the May 7, 2018 grants for purposes of determining stock-based compensation expense under ASC 718 has not yet been determined as of the date of this letter and is subject to adjustment based on various factors, including the timing and final terms of the IPO.

As stated in the Registration Statement, the Company recognizes stock-based compensation expense based on the estimated fair value of stock-based payment awards on the date of grant using the Black-Scholes option-pricing model. The Company uses the straight-line attribution method for recognizing compensation expense over the requisite service period, which is generally the vesting period of the respective awards, and has elected to recognize the actual forfeitures by reducing the employee stock-based compensation expense in the same period as the forfeitures occur.

Stock-based compensation expense related to stock options granted to employees is measured at the date of grant based on the estimated fair value of the award. Stock-based compensation expense related to stock options granted to non-employees is recognized based on the vesting date fair value of awards as the stock options are earned. The Company recognizes the fair value of stock options granted to non-employees as stock-based compensation expense over the period in which the related services are received. Stock-based compensation expense related to the restricted stock is recognized based on the vesting date fair value of the stock using the Black-Scholes pricing model.

The Registration Statement describes the Company’s use of the Black-Scholes option-pricing model for these purposes and describes the significant assumptions used during the year ended December 31, 2017 and the three months ended March 31, 2018. The Company will reevaluate each of these assumptions, and update them as appropriate, when granting new equity awards and in preparing its financial statements for the remainder of 2018.

CONFIDENTIAL TREATMENT REQUESTED

BY EIDOS THERAPEUTICS, INC.

Historical Stock-Based Compensation Expense

The Company’s stock-based compensation expense for the year ended December 31, 2017 and the three months ended March 31, 2018 was approximately $1,148,000 (10% of total operating expenses) and $564,000 (7% of total operating expenses), respectively.

Determining the Fair Value of Stock Options Prior to the IPO

As described in detail on pages 75 through 76 in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of the prospectus included within the Registration Statement, which includes an explanation of the Company’s approach to accounting for stock-based compensation, the Company has historically determined the fair value of the Company’s common stock using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “AICPA Practice Guide”).

In addition, the Company’s Board of Directors also considered numerous objective and subjective factors, as disclosed in the Company’s most recent filing of the Registration Statement on May 25, 2018, along with input from management and third-party valuations, to determine the fair value of the Company’s common stock.

The section captioned “Stock-based compensation” on pages 75 through 76 in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of the Registration Statement includes an explanation of the Company’s approach to accounting for stock-based compensation, including the methodology and factors used by the Company to determine the fair value of its common stock.

The Company determined that the fair value of its common stock increased from $0.18 per share as of January 1, 2017 to $8.66 per share as of March 31, 2018. The following discussion describes the reasons for the increases in the fair value of the Company’s common stock over this period.

The assumptions used in the valuation model to determine the estimated fair value of the Company’s common stock as of the grant date of each award are based on numerous objective and subjective factors, combined with management judgment, including the following:

•	the Company’s stage of development;

•	progress of the Company’s research and development efforts;

•	the impact of significant corporate events or milestones, including the negotiation and initial closing of the Company’s Series B preferred stock financing;

•	material risks related to the business;

•	the Company’s actual operating results and financial condition, including the Company’s level of available capital resources;

•	rights, preferences and privileges of the Company’s redeemable convertible preferred stock relative to those of the common stock;

•	equity market conditions affecting comparable public companies;

CONFIDENTIAL TREATMENT REQUESTED

BY EIDOS THERAPEUTICS, INC.

•	the likelihood and potential timing of achieving a liquidity event for the shares of common stock, such as an initial public offering given prevailing market and biotechnology sector conditions; and

•	the lack of marketability of the Company’s common stock.

Common stock valuation methodologies

The AICPA Practice Guide identifies various available methods for allocating enterprise value across classes and series of capital stock to determine the estimated fair value of common stock at each valuation date. In accordance with the AICPA Practice Guide, the Company considered the following methods:

Option Pricing Method. Under the option pricing method (“OPM”), shares are valued by creating a series of call options with exercise prices based on the liquidation preferences and conversion terms of each equity class. The estimated fair values of the preferred and common stock are inferred by analyzing these options.

Probability-Weighted Expected Return Method. The probability-weighted expected return method (“PWERM”) is a scenario-based analysis that estimates value per share based on the probability-weighted present value of expected future investment.

Hybrid Approach. Under this approach, the Company used PWERM in combination with OPM (the “Hybrid Approach”) to determine the estimated fair value of the Company’s common stock.

At each grant date, the Company’s Board of Directors reviewed any recent events affecting the Company since the date of the last third-party valuation and the potential impact of such events on the estimated fair value per share of the Company’s common stock. For grants of stock awards made on dates for which there was no valuation available from an independent valuation specialist, the Company’s Board of Directors determined the fair value of the Company’s common stock on the date of grant based upon the immediately preceding valuation and other pertinent information available to it at the time of grant.

For grants made prior to April 30, 2017, the Company’s Board of Directors relied on the April 30, 2016 Valuation Report (as defined below). For grants made in December 2017, the Company’s Board of Directors relied upon the August 31, 2017 Valuation Report (as defined below). For grants made in March 2018, the Company’s Board of Directors relied upon the December 31, 2017 Valuation Report (as defined below). For grants made in May 2018, the Company’s Board of Directors relied upon the March 31, 2018 Valuation Report (as defined below).

However, for financial reporting purposes, the fair value of the Company’s common stock for the grants made in December 2017 and March 2018 were adjusted in connection with a retrospective fair value assessment. Accordingly, (a) the Company used the fair value of its common stock as of December 31, 2017 retrospectively when calculating the fair value of the equity awards granted during December 2017 for determining stock based compensation expense under ASC 718 and (b) the Company used the fair value of its common stock as of March 31, 2018, retrospectively, when calculating the fair value of the equity awards granted during March 2018 for determining stock based compensation expense under ASC 718.

CONFIDENTIAL TREATMENT REQUESTED

BY EIDOS THERAPEUTICS, INC.

Common stock valuations

April 30, 2016 Valuation: On August 5, 2016, the Company received an independent third-party valuation of its common stock as of April 30, 2016 that indicated that the fair value of the common stock on that date was $0.18 per share (the “April 30, 2016 Valuation Report”). This valuation relied primarily on the OPM back-solve method. The independent valuation specialist used an estimated volatility of 68.2% and an expected time to liquidity event of 3.0 years and applied a 40% discount for lack of marketability (“DLOM”) due to the Company being privately held. The Company’s board of directors determined the estimated fair value of the Company’s common stock to be $0.18 per share as of August 11, 2016.

August 31, 2017 Valuation: On November 11, 2017 the Company received an independent third-party valuation of its common stock as of August 31, 2017 that indicated that the fair value of the common stock on that date was $0.71 per share (the “August 31, 2017 Valuation Report”). This valuation utilized the Hybrid Method to estimate the Company’s equity value. Using the Hybrid Method, two scenarios were assumed, an initial public offering scenario using the PWERM and the closing of an expected round of convertible preferred stock financing scenario using the OPM. The independent valuation specialist used an estimated volatility of 59% and an expected time to liquidity event of 2.0 years and applied a 30% DLOM due to the Company being privately held. In addition, between the date of the April 30, 2016 Valuation Report and August 31, 2017, the Company raised an aggregate of approximately $7.0 million through the sale of shares of its Series Seed redeemable convertible preferred stock at $1.3248 per share, which strengthened the Company’s financial position. The price per share of the Series Seed redeemable convertible preferred stock sold in during this time was negotiated and agreed upon in advance between the Company and the investor, BridgeBio Pharma, LLC (“BridgeBio”), at the time of the initial closing of the financing in April 2016. The Company’s Board of Directors determined the estimated fair value of the Company’s common stock to be $0.71 per share as of December 22, 2017.

December 31, 2017 Valuation: On February 26, 2018, the Company received an independent third-party valuation of its common stock as of December 31, 2017 that indicated that the fair value of the common stock on that date was $6.90 per share (the “December 31, 2017 Valuation Report”). The December 31, 2017 Valuation Report used a PWERM that incorporated assumptions of: (i) completion of an IPO by June 2018, weighted at 35%, (ii) completion of an IPO by December 2018, weighted at 20%, (iii) an alternative exit transaction in the form of a merger or acquisition (the “M&A Scenario”) following the estimated IPO window around September 2018, weighted at 25%, and (iv) a sale of the Company resulting in no value to common stockholders (the “Sale with No Value Scenario”), weighted at 20%. The December 31, 2017 Valuation Report applied a 0% to 17% discount rate to each scenarios’ future equity value to arrive at a present value of equity for each scenario. The cost of equity discount rate was determined by analyzing the period of time to the event, and other factors related to marketability. The December 2017 Valuation Report also applied a 12% DLOM in the June 2018

CONFIDENTIAL TREATMENT REQUESTED

BY EIDOS THERAPEUTICS, INC.

IPO Scenario, a 17% DLOM in the December 2018 IPO Scenario, a 15% DLOM in the M&A Scenario and a 0% DLOM in the Sale with No Value Scenario. In addition, between the date of the August 31, 2017 Valuation Report and December 31, 2017, the Company raised an aggregate of approximately $9.0 million through the sale of shares of its Series Seed redeemable convertible preferred stock at $1.3248 per share, further strengthening the Company’s financial position in order to support its clinical development activities. The price per share of the Series Seed redeemable convertible preferred stock sold in during this time was negotiated and agreed upon in advance between the Company and BridgeBio at the time of the initial closing of the financing in April 2016. The Company’s Board of Directors determined the estimated fair value of the Company’s common stock to be $6.90 per share as of March 13, 2018.

March 31, 2018 Valuation: On April 18, 2018, the Company received an independent third-party valuation of its common stock as of March 31, 2018 that indicated that the fair value of the common stock on that date was $8.66 per share (the “March 31, 2018 Valuation Report”). The March 31, 2018 Valuation Report used a PWERM that incorporated assumptions of (i) an IPO by June 2018, weighted at 60%, (ii) a scenario in which the Company continued to operate as a private company (the “Remain Private Scenario”), weighted at 25%, and (iii) a Sale with No Value Scenario, weighted at 15%. The March 2018 Valuation Report applied a 0% to 20% discount rate to each scenarios’ future equity value to arrive at a present value of equity for each scenario. The cost of equity discount rate was determined by analyzing the period of time to the event, and other factors related to marketability. The March 2018 Valuation Report also applied a 7.5% DLOM in the IPO by June 2018 Scenario, a 20% DLOM in the Remain Private Scenario, and a 0% DLOM in the Sale with No Value Scenario. In determining the estimated fair value of the Company’s common stock to be $8.66 per share as of May 7, 2018, the Company’s Board of Directors also considered the following factors:

•	The Company finalized its banking syndicate and held an organizational meeting for its IPO.

•	The Company completed the negotiation of the per share price of $10.83 and other principal terms for its Series B redeemable convertible preferred stock by entering into a non-binding term sheet with a lead third-party investor unaffiliated with the Company or BridgeBio in February 2018.

•	The Company proceeded to negotiate and executive definitive documents for the Series B preferred stock financing and complete the initial closing of the financing on March 29, 2018 for an aggregate purchase price of approximately $16 million and the cancellation of approximately $10 million in indebtedness.

Comparison of Estimated Offering Price Range and Recent Fair Value Determination

The anticipated price range for this offering was determined with reference to several quantitative and qualitative factors, each of which contributed to the difference between the Company’s most recent valuation of its common stock as of March 31, 2018 of $8.66 and the midpoint of the anticipated offering price range of $[***] to $[***] per share. Specifically, the Company believes that the difference between the fair value of its common stock determined on

CONFIDENTIAL TREATMENT REQUESTED

BY EIDOS THERAPEUTICS, INC.

March 31, 2018 and the midpoint of the anticipated offering price range for this offering is primarily the result of the following factors and events:

•	The recent release of significant clinical findings by both Pfizer, Inc. and the Company that have materially de-risked the Company’s therapeutic approach.

•	After the time that the Company negotiated the valuation and other material terms of its Series B preferred stock financing with unaffiliated third-party investors, Pfizer announced that a competitive product with a similar therapeutic approach to AG10, tafamidis, met its primary endpoint in the same indication that the Company is pursuing. The Company believes this is the first time a therapeutic has demonstrated benefit in the Company’s target patient population, providing support for the Company’s therapeutic approach to TTR stabilization.

•	Additionally, the Company reported data from its Phase 1 clinical trial, which demonstrated AG10 was well tolerated and met its secondary endpoints of exhibiting 100% target engagement, which further de-risked the Company’s clinical development plans.

•	The market’s reception to Pfizer’s Phase 3 data for tafamidis, the subsequent incorporation and presentation of the Company’s Phase 1 data for AG10 in the Company’s testing-the-waters meetings held in May 2018, and the Company’s interactions with investors during these meetings as market participants began to understand the implications of the tafamidis Phase 3 data and the Company’s Phase 1 data, have led the Company to believe the value of the Company’s common stock has significantly increased since March 31, 2018.

•	The anticipated price range for this offering necessarily assumes that the IPO has occurred and that a public market for the Company’s common stock has been created, and, therefore, excludes any DLOM of the Company’s common stock, which was appropriately taken into account in the Company’s Board of Directors’ determination of the fair value of the Company’s common stock as of March 31, 2018. Stated differently, the anticipated offering price range effectively assigns a probability of 100% to an IPO outcome. The anticipated price range for this offering is based only upon a scenario in which the Company completes this offering and is not probability weighted, in contrast to the Company’s prior valuations of common stock, which had to consider multiple potential outcomes, some of which would have resulted in a lower value of the Company’s common stock than in an IPO.

•

The holders of the Company’s redeemable convertible preferred stock currently enjoy substantial economic rights and preferences over the holders of its common stock. In particular, the holders of redeemable convertible preferred stock are entitled to receive liquidation payments prior to holders of common stock in the event of any liquidation, dissolution or wind up of the Company. In addition, holders of the Company’s redeemable convertible preferred stock are entitled to receive dividends prior to any dividends declared or paid on any shares of the Company’s common stock. The holders of redeemable convertible preferred stock also have anti-dilution protection under certain circumstances and

CONFIDENTIAL TREATMENT REQUESTED

BY EIDOS THERAPEUTICS, INC.

special voting rights. The anticipated price range assumes the conversion of the Company’s redeemable convertible preferred stock upon the completion of its IPO, and therefore, the corresponding elimination of the preferences and rights enjoyed by the holders of such redeemable convertible preferred stock. The anticipated elimination of the preferences and rights upon an IPO results in an increased common stock valuation for the anticipated price range.

•	The completion of the second tranche of the Company’s Series B financing has generated cash sufficient to fund the Company’s operations for at least the next 12 months and significantly strengthened the Company’s balance sheet. In May 2018, the second tranche of the financing was completed for an aggregate purchase price of $48 million, bringing the total amount raised in the Series B financing to $64 million.

•	The proceeds of a successful IPO would substantially strengthen the Company’s balance sheet by increasing its cash resources. In addition, the completion of this offering would provide the Company with readier access to the public debt and equity markets. These projected improvements in the Company’s financial position influenced the increased common stock valuation indicated by the midpoint of the anticipated price range.

•	The price that investors may be willing to pay in this offering may take into account factors that have not been expressly considered in the Company’s prior valuations as a private company, and are not objectively determinable and that valuation models are not able to quantify.

Conclusion

The Company has historically determined the fair value of its common stock consistent with the guidance set forth in the AICPA Practice Guide, including, specifically, its use of the hybrid method using a probability weighting of the OPM and PWERM scenarios, which is an accepted valuation method under the AICPA Practice Guide. The Company believes that the probability weighting of each potential liquidity event used in its fair value analysis was reasonable at the time, in light of the Company’s stage of development, including the status of its research and development efforts and financial position, external market conditions affecting the biotechnology industry, the volatility in the capital markets, especially with respect to initial public offerings, and the relative likelihood of achieving a liquidity event such as an initial public offering or sale of the Company in light of prevailing market conditions.

The Company believes the anticipated price range for this offering is reasonable based on the above referenced factors.

Because of the financially sensitive nature of the estimated price range, the Company requests confidential treatment under 17 C.F.R. § 200.83 of the contents of this letter and has submitted a separate request for confidential treatment in accordance therewith to the Commission’s Office of Freedom and Information Privacy Act Operations. Kindly acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it in the envelope provided.

*******

CONFIDENTIAL TREATMENT REQUESTED

BY EIDOS THERAPEUTICS, INC.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (415) 733-6071 or Mitchell S. Bloom at (617) 570-1055.

Sincerely,

/s/ Maggie L. Wong, Esq.
Maggie L. Wong, Esq.

cc:	Neil Kumar, Ph.D., Eidos Therapeutics, Inc.

Christine Siu, Eidos Therapeutics, Inc.

Mitchell S. Bloom, Esq., Goodwin Procter LLP

David Peinsipp, Esq., Cooley LLP